UF 1-24-02

SO 1-25-02


02005250

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-36732

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
JAN 16 2002

DELAYED
U.S. POST OFFICE

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/00 (MM/DD/YY) AND ENDING 08/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barton Hall Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Equity Resources 14 Story St.
(No. and Street)

Cambridge	MA	02138
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Thompson 617-876-4800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prague + Company P.C.
(Name — *if individual, state last, first, middle name*)

20 Walnut St.	Wellesley	MA	02481
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 28 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark S. Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barton Hall Securities Inc., as of August 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Mark S. Thompson
Signature

President
Title

Sonja Dagfinnsdottir
Notary Public
Com. exp. 7/5/07

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARTON HALL SECURITIES, INC.

FINANCIAL STATEMENTS

August 31, 2001

PRAGUE & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

PRAGUE & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Twenty Walnut Street, Suite 215
Wellesley, Massachusetts 02481
(781) 237-5555 FAX (781) 237-7779

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Barton Hall Securities, Inc.

We have audited the accompanying balance sheet of Barton Hall Securities, Inc. as of August 31, 2001, and the related statements of income and retained earnings, cash flows, computation of net capital and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barton Hall Securities, Inc. as of August 31, 2001, and the results of its operations, cash flows and computation of net capital for the year then ended in conformity with generally accepted accounting principles.

Prague & Company, P.C.
Wellesley, Massachusetts
September 20, 2001

BARTON HALL SECURITIES, INC.
BALANCE SHEET
August 31, 2001

ASSETS

Current assets:		
Cash	$	16,256
Total Assets	$	16,256

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Income taxes payable	$	500
Stockholder's equity:		
Common stock, $1 par value; 300,000 shares authorized; 12,000 shares issued and outstanding		12,000
Retained earnings		3,756
		15,756
Total Liabilities and Stockholder's Equity	$	16,256

See accompanying notes to financial statements

BARTON HALL SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
For the Year Ended August 31, 2001

Revenues:		
Brokerage revenue	$	14,789
Interest and dividend income		681
		15,470
Expenses:		
Expenses paid to Equity Resources Group, Inc.		14,154
NASD fees (net of refund)		120
Accounting		750
		15,024
Income before income taxes		446
Income tax		456
Net income (loss)		(10)
Retained earnings, beginning of year		3,766
Retained earnings, end of year	$	3,756

See accompanying notes to financial statements

BARTON HALL SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended August 31, 2001

Cash flows from operating activities:		
Brokerage funds received	$	14,789
Interest and dividends received		681
Cash paid for income taxes		(456)
Cash paid for operating expenses		(15,024)
Net cash used by operating activities		(10)
Cash and cash equivalents at beginning of year		16,266
Cash and cash equivalents at end of year	$	16,256

See accompanying notes to financial statements

BARTON HALL SECURITIES, INC.
COMPUTATION OF NET CAPITAL
August 31, 2001

Total ownership equity	$	15,756
Less ownership equity, not allowable for net capital		-
Plus allowable additions to net capital		-
Less haircuts on securities		-
Net capital	$	15,756

See accompanying notes to financial statements

BARTON HALL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended August 31, 2001

Stockholders' equity, September 1, 2000	16,266
Net Income (loss)	(10)
Stockholders' equity, August 31, 2001	16,256

See accompanying notes to financial statements

BARTON HALL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
August 31, 2001

1. ORGANIZATION ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On September 18, 1986, Barton Hall Securities, Inc. (the Company) was formed to engage in and carry on the business of a broker-dealer in securities, including, but not limited to, the buying and selling, dealing and trading in, acquiring and disposing of, in every lawful manner whatsoever, as principal or as agent, any and all negotiable and non-negotiable instruments or securities, to conduct financial research and, to provide consulting services.

For purposes of the statement of cash flows, the organization considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. RELATED PARTIES

The Company is a wholly-owned subsidiary of Equity Resources Group, Inc. (ERGI) which was formed in March, 1981 under Massachusetts law for the purpose of providing financial consulting services in the field of real estate. During the year ended August 31, 2001, $14,154 was paid to ERGI for various support services provided by ERGI to the Company, including, but not limited to, legal, accounting, secretarial and analytical services.

3. NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At August 31, 2001, the Company had net capital and net capital requirements of $15,756 and $5,000, respectively. It is hereby affirmed that no discrepancy exists between the computation of net capital for Barton Hall Securities, Inc. for the Focus IIA report filed by Barton Hall Securities, Inc. for the period ended August 31, 2001 and the computation of net capital contained herein.

4. CUSTOMER PROTECTION RESERVE REQUIREMENT

The Company is exempt from the customer protection reserve requirement of SEC Rule 15c3-3, under Clause K(2)(i).

5. OTHER MATTERS

No material inadequacies are found to exist or to have existed since the date of the previous audit of the financial statements.

6. FILING

This Independent Auditor's Report is being filed pursuant to SEC Rule 17a-5(d).

7. SUPPLEMENTAL DISCLOSURES TO THE STATEMENT OF CASH FLOWS

Within the statement of cash flows, operating activities include taxes paid of $456.